Mail Stop 3561

June 29, 2007

Via Fax & U.S. Mail

Mr. Joseph Fiore, Chief Executive Officer
Eat at Joe's Ltd.
670 White Plains Road, Suite 120
Scarsdale, New York 10583

> **Re:** **Eat at Joe's Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 033-20111**

Dear Mr. Fiore:

We have reviewed your filing solely for the issues identified below and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2006

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-9
Note 4 – Related Party Transactions, page F-16

1.   We note your disclosure that Joseph Fiore and Berkshire Capital paid expenses on behalf of the company. Please confirm that such expenses are properly reflected in your statement of operations.

2.   Please further explain the agreement with Berkshire Capital Management to utilize the company's tax loss carryforward to sell Berkshire's acquired fee trading stock in other public companies. It is unclear from your current disclosure how the company's tax loss carryforward is being used to sell Berkshire's acquired free trading stock in other public companies and the economic substance underlying such an arrangement. Please advise and revise future filings accordingly. Please explain to us what Berkshire serves to gain from such transactions and tell us the payment terms for the amounts due to Berkshire Capital. We may have further comment upon receipt of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Linda Cvrkel
Branch Chief